UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

XBIOTECH INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

98400H102

(CUSIP No.)

April 17, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400H102

(1)	Name of reporting person. Thomas Gut
(2)	Check the appropriate box if a member of a group (see instructions). (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Citizenship or place of organization. Switzerland
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power. 2,308,583
(6) Shared voting power. 10,000*
(7) Sole dispositive power. 2,308,583
(8) Shared dispositive power. 10,000*
* The Reporting Person’s spouse owns, controls and hold sole dispositive power to 10,000 shares for which the Reporting Person disclaims beneficial ownership of according to Rule 13d-4.
(9)	Aggregate amount beneficially owned by each reporting person. 2,318,583*
* The Reporting Person’s spouse owns, controls and hold sole dispositive power to 10,000 shares for which the Reporting Person disclaims beneficial ownership of according to Rule 13d-4.
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions). ☐
(11)	Percent of class represented by amount in Row (9). 7.31% (See Item 4)
(12)	Type of reporting person (see instructions). IN

SCHEDULE 13G

THOMAS GUT

XBIOTECH INC.

Item 1.

(a)	Name of Issuer:

XBiotech Inc.

(b)	Address of Issuer’s Principal Executive Offices:

8201 E Riverside Drive, Bldg 4, Ste 100

Austin TX 78744

Item 2.

(a)	Name of Person Filing:

Thomas Gut

(b)	Address of Principal Business Office or, if none, Residence:

Thomas Gut

UFC Ltd. Family Office

Selnaustrasse 5

8001 Zurich, Switzerland

(c)	Citizenship:

Switzerland

(d)	Title of Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:

98400H102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of April 17, 2015:

(a)	Amount Beneficially Owned:

2,318,583 shares.

(b)	Percent of Class:

7.31%. Based upon 31,716,631 shares of common stock outstanding at April 17, 2015.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,308,583 shares

(ii)	Shared power to vote or to direct the vote

10,000 shares*

(iii)	Sole power to dispose or to direct the disposition of

2,308,583 shares

(iv)	Shared power to dispose or to direct the disposition of

10,000 shares*

*	The Reporting Person’s spouse owns, controls and hold sole dispositive power to 10,000 shares for which the Reporting Person disclaims beneficial ownership of according to Rule 13d-4.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2015

/s/ Thomas Gut
Thomas Gut